MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

June 27, 2005

3.	News Release

A press release dated June 27, 2005, disclosing in detail the material summarised in this material change report, was disseminated through the facilities of CCNMatthews Newswire (Canada and U. S. disclosure package) on June 27, 2005 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On June 27, 2005, TransGlobe announced a successful oil well at Tasour #18 and updates on Blocks 32, 72 and S-1 in the Republic of Yemen, Nuqra Block 1 in the Arab Republic of Egypt, and Canadian operations.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

June 27, 2005

Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5

	Tel:	(403) 264-9888
News From…	Fax:	(403) 264-9898

	Email:	trglobe@trans-globe.com
	Web:	www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES SUCCESSFUL YEMEN WELL AND OPERATIONAL UPDATE

Calgary, Alberta, Monday, June 27, 2005 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) (TSX symbol "TGL"; AMEX symbol "TGA") is pleased to announce a successful oil well at Tasour #18 and updates on Blocks 32, 72 and S-1 in the Republic of Yemen, Nuqra Block 1 in the Arab Republic of Egypt, and Canadian operations.

Block 32, Yemen (13.81087% working interest)

The Tasour #18 development well was drilled to a total depth of 2,103 meters and completed as a producing Qishn oil well. The well encountered three upper Qishn sands (S1-A, S1-B and S1-C) in a structurally high position above the original field oil water contact. The well has been initially completed and placed on production as a Qishn S-1C oil producer with an initial production rate of 3,000 Bpd (410 Bpd to TransGlobe) of oil and 1,550 Bpd of water. The remaining zones (S-1B and the main Tasour field S1-A) will be completed in the future, to optimize field production and recoveries. The drilling rig is scheduled to move to a non-owned adjacent block for a two to three well program before returning to Block 32 for additional drilling in the 4th quarter of 2005.

A second drilling rig commenced drilling Tasour #19 on June 8 and is currently drilling. Tasour #19 will appraise the central southwest portion of the Tasour field and evaluate a potential Basement exploration prospect located south of the main Tasour field. The Basement prospect was identified on the 3-D seismic shot over the Tasour field in 2004 and is analogous to recent Basement oil discoveries in the Masila basin (Canadian Nexen’s Block 14, Total’s Block 10 and recently DNO’s Block 43). It is expected that Tasour #19 will be drilled and evaluated by the end of July.

The Tasour field is currently producing 16,350 Bopd (2,260 Bopd to TransGlobe) with the addition of Tasour #18.

Block 72, Yemen (33% working interest)

DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) (“Block 72 Joint Venture Group”) were selected as the successful bidders for Block 72 in the Yemen International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc. is a wholly owned subsidiary of TransGlobe Energy Corporation. The Block 72 Production Sharing Agreement (“PSA”) was ratified by the Yemen parliament on June 18, 2005. The PSA will become law, following the Presidential decree which is expected with in the next two weeks.

Continued

Block 72 encompasses 1,822 square kilometers (approximately 450,234 acres) and is located in the western Masila Basin adjacent to the billion barrel Canadian Nexen Masila Block. The Block 72 Joint Venture Group plans to carry out a seismic acquisition program and the drilling of two exploration wells during the first exploration period of thirty months. An initial seismic program will be acquired during late 2005/early 2006, with drilling commencing in 2006. Any discoveries made on Block 72 would follow a similar development program to Block 32’s whereby a separate oil processing facility and a pipeline would be constructed to connect to the Nexen export pipeline.

Block S-1, Yemen (25% working interest)

The exploration well, Wadi Markhah #1, which commenced drilling on April 26, 2005, was drilled to a total depth of 2,404 meters. The well was cased to evaluate hydrocarbon shows in the Azal, Lam, Shuqra and Kohlan/Basement formations. The Kohlan/Basement was perforated, acidized and recovered 5 barrels of light 34 API oil on a short swab test. Following the Kohlan/Basement test, the Shuqra formation was perforated and acidized. A total of 58 barrels of 36 API light oil was recovered on swab test, however the estimated inflow potential of 2 to 3 barrels/hour (approximately 50 to 70 Bopd) was determined to be non-commercial in the Wadi Markhah #1 well.

The Operator of the well has proposed an exploratory side track of the well to evaluate the upper Lam potential on the flank of the Markhah structure. The Lam formation encountered in Wadi Markhah #1 was a poorly developed sand which had light oil (39 API) recovered in core samples (similar to the An Nagyah #1 well). The lower portion of the well has been plugged and abandoned. The exploratory side track will be kicked off below the Azal formation. It is expected that the exploratory side track will take two to three weeks to drill and evaluate. The light 38 API oil and gas shows observed in the upper Azal formation can be tested after the side track has been drilled and evaluated. Following Wadi Markhah #1 ST (side track), the drilling rig will move to the An Nagyah field to drill a development horizontal well at An Nagyah #16.

The current production from Block S-1 of approximately 8,300 Bopd (2,075 Bopd to TransGlobe) is limited by trucking and gas re-injection capacity. The pipeline and pumping facilities are nearing completion and expected to be operational by the first week of July 2005. The An Nagyah field production should exceed 10,000 Bopd (2,500 Bopd to TransGlobe) when the pipeline and facilities are operational. It is expected that current per barrel operating costs will be reduced by $1.50 to $2.00 per barrel when the pipeline is operational and production is increased to the 10,000+ Bopd level.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

TransGlobe is currently reprocessing 3,190 kilometers of existing 2-D seismic data. It is expected that reprocessing will be completed by the end of July. A new 800 kilometer 2-D seismic acquisition program has been awarded and is anticipated to commence in the 4th quarter 2005. The seismic acquisition program was bid jointly with Centurion Energy who has the exploration concession adjacent to the Nuqra block. The seismic crew is being mobilized and will start on the Centurion block in the 3rd quarter, prior to Nuqra.

Continued

Canada

The Canadian 2005 drilling program commenced on May 2 following spring break-up. Despite wet surface conditions in Alberta, the Company has drilled 7 wells (6.7 net wells) to date, resulting in 4 (3.7 net) gas wells, 2 net oil wells and 1 net potential gas well. The new wells are being completed, tested and equipped with production expected to commence during the 3rd quarter of 2005. All the wells have been drilled in the Nevis/Gadsby area of central Alberta. Based on well results to date and strong commodity prices, it is expected that an additional 8 to 12 wells will be drilled in Canada during 2005.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Lloyd W. Herrick,	#2500, 605 – 5th Avenue, S.W.,
Vice President & COO	Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com